SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2006
Shaw Communications Inc.
(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	June 7, 2006
Shaw Communications Inc.
By:
/s/ Steve Wilson

Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE
SHAW COMMUNICATIONS ANNOUNCES
AMENDMENT OF $1.0 BILLION CREDIT FACILITY
Calgary, Alberta, June 6, 2006 — Shaw Communications Inc. announced today that it has amended its existing credit facility to extend the maturity date from April, 2009 to May, 2011 and to implement new pricing terms effective May, 2007. Covenants and other material terms remain largely unchanged.
Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunication services (through Big Pipe Inc.) and satellite direct-to-home services (through Star Choice Communications Inc.) to over three million customers. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX-SJR.B, NYSE-SJR).

For further information, please contact:
Shaw Investor Relations Department
Investor.relations@sjrb.ca
403-750-4500